SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No.___)

                      Brenex Oil Corporation
                         (Name of Issuer)

              Common Stock, par value $0.0001 par value
                  (Title of Class of Securities)

                            17243E 10 0
                          (CUSIP Number)

                       Jeffrey A. Rinde, Esq.
                       Bondy & Schloss LLP
                       60 East 42nd St., 37th Fl.
                       New York, NY 10165
 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        September 12, 2003
       (Date of Event which Requires Filing of this Statement)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Page 1 of 5 Pages)

     1.  NAME OF REPORTING PERSONS  Jerre M. Freeman
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

     3.  SEC USE ONLY

     4.  SOURCE OF FUNDS*  SC

     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  [ ]

     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF SHARES         7.   SOLE VOTING POWER: 2,370,481
     BENEFICIALLY OWNED       8.   SHARED VOTING POWER: 0
     BY EACH REPORTING PERSON 9.   SOLE DISPOSITIVE POWER: 2,370,481
     WITH                     10.  SHARED DISPOSITIVE POWER: 0

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,370,481

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.9%.

     14. TYPE OF REPORTING PERSON
         IN
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            (Page 2 of 5 Pages)

     Item 1.  Security and Issuer.

              Title of Securities. Common Stock, par value, $0.0001 per share. Name of Issuer. Brenex Oil Corporation ("Brenex")
              Address of Issuer's Principal Executive Office. 4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.


     Item 2.  Identity and Background.

         (a) Name of Person Filing. This Schedule 13D is being filed for Jerre M. Freeman.

         (b) Address. Mr. Freeman's address is 1201 W. Fifth Street, Suite M-130, Los Angeles, CA 90017.

         (c)  Mr. Freeman is currently a medical doctor in Memphis, Tennessee.

         (d) During the last five years, Mr. Freeman has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Freeman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship.  Mr. Freeman is a citizen of the United State.

     Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Freeman acquired 2,370,481 shares of common stock of Brenex in connection with the acquisition by Brenex of CinemaElectric, Inc.
("CinemanElectric"). Brenex issued 16,666,667 post-split shares of its common stock to the shareholders of CinemaElectric for all of the outstanding securities of CinemaElectric. Mr. Freeman's 1,576,927 shares of common stock of CinemaElectric were exchanged for 2,370,481 shares of common stock of Brenex.

     Item 4.  Purpose of Transaction.

     The purpose of the acquisition of the shares of CinemaElectric that were exchanged for shares of Brenex was for investment. Mr. Freeman may, from time to time, make additional purchases of shares of common stock and may dispose of any or all of the shares held by him at any time.

                            (Page 3 of 5 Pages)

     Item 5.  Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned. As of the date hereof Mr. Freeman owned 2,370,481 shares of the issuer's common stock.

          Percent of Class. The shares of common stock held by Mr. Freeman represent approximately 6.9% of the common stock outstanding as of the date hereof.

     (b)  Number of shares as to which such person has:

          Sole power to vote or to direct the vote:  2,370,481
          Shared power to vote or to direct the vote: 0
          Sole power to dispose or to direct the disposition of: 2,370,481 Shared power to dispose or to direct the disposition of: 0

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          N/A

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 Agreement and Plan of Reorganization dated September 12, 2003 between Brenex Oil Corporation, Brenex Acquisition Corporation,
CinemaElectric, Inc. and James Robinson.*

* Previously filed as Exhibit 10.1 to Form 8-K filed October 16, 2003.

                            (Page 4 of 5 Pages)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 20, 2003

                                     /s/  Jerre M. Freeman
                                     ---------------------
                                     Jerre M. Freeman

                            (Page 5 of 5 Pages)